BB

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 24 2006
WASH, D.C.
186

[redacted]

SECURITIE: W

06051041

S/K 12/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lieblong & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10825 Financial Centre Parkway, Suite 100
(No. and Street)

Little Rock (City) AR (State) 72211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MaryEllen Williams 5012192003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hudson, Cisne & Co. LLP
(Name – *if individual, state last, first, middle name*)

11412 Huron Lane (Address) Little Rock (City) AR (State) 72211 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex R. Lieblong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lieblong & Associates, Inc., as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Key Colony Fund, L.P.

Signature

President

Title

Rebecca J. Gaston

Notary Public

Rebecca J. Gaston, Notary Public
Pulaski County, Arkansas
My Commission Exp. 6-5-2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIEBLONG & ASSOCIATES, INC.

FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2006 AND 2005

with

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Lieblong & Associates, Inc.

We have audited the accompanying statements of financial condition of Lieblong & Associates, Inc., as of September 30, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lieblong & Associates, Inc., at September 30, 2006 and 2005 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hudson, Cisne & Co. LLP

November 2, 2006

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2006 AND 2005

ASSETS

	2006	2005
Cash – checking	$ 10,026	$ 10,697
– money market	267,378	208,823
Commissions receivable	191,787	199,859
Stockholder receivable	-	37,823
Income taxes refundable	2,460	-
Prepaid expenses	151,064	14,104
Furniture, equipment and leasehold improvements, less accumulated depreciation of $220,764 and $214,282, respectively	97,223	102,077
Investment in marketable securities, at market	229,969	96,014
Investment in non-marketable securities, at cost	-	103,588
	$ 949,907	$ 772,985

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Liabilities:		
Accounts payable – trade	$ 18,345	$ 30,244
Commissions and wages payable	52,318	83,516
Income taxes payable	2,256	5,778
Deferred income taxes	53,476	-
Total liabilities	126,395	119,538
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid in capital	395,666	395,666
Retained earnings	395,242	252,012
Accumulated other comprehensive income	32,504	5,669
Total stockholder's equity	823,512	653,447
	$ 949,907	$ 772,985

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
Revenues:		
Commissions	$ 1,769,901	$ 2,051,853
Rebates from clearing broker	1,108,258	941,688
Interest	64,688	105,225
Realized gain on sale of marketable securities and assets	89,300	252,068
	3,032,147	3,350,834
Operating expenses:		
Employee compensation and benefits	1,819,913	2,378,211
Travel, meals and entertainment	579,992	534,808
Consulting fees	20,000	11,400
Clearing broker fees and computer rental	173,365	213,214
Rent expense	56,497	50,464
Error account expense	239	708
Depreciation	6,482	77,015
Telephone	24,913	22,057
Regulatory fees	15,694	16,313
Office expense	45,674	38,559
Subscriptions	33,835	29,895
Advertising	256	574
Insurance	9,875	7,518
Professional fees	10,795	13,363
Postage and shipping	3,825	2,450
Taxes, licenses and permits	3,307	3,180
Miscellaneous expenses	1,311	6,805
Contributions	8,392	2,155
Total operating expenses	2,814,365	3,408,689
Income (loss) before taxes	217,782	(57,855)
Income tax expense (benefit)	74,552	(17,655)
Net income (loss)	143,230	(40,200)
Other comprehensive income (loss)		
Unrealized gain (loss) on marketable securities	26,835	(44,337)
Comprehensive income (loss)	$ 170,065	$ (84,537)

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total
Balance - October 1, 2004	$ 100	$ 395,666	$ 292,212	$ 50,006	$ 737,984
Net loss	-	-	(40,200)	-	(40,200)
Other comprehensive loss	-	-	-	(44,337)	(44,337)
Balance - September 30, 2005	100	395,666	252,012	5,669	653,447
Net income	-	-	143,230	-	143,230
Other comprehensive income	-	-	-	26,835	26,835
Balance - September 30, 2006	$ 100	$ 395,666	$ 395,242	$ 32,504	$ 823,512

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
Cash flows from operating activities:		
Net income (loss)	$ 143,230	$ (40,200)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	6,482	77,015
Gain on sale of securities	(89,300)	(252,068)
Change in assets and liabilities:		
Commissions receivable	8,072	(18,956)
Accrued interest receivable	-	39,714
Income taxes refundable	(2,460)	6,584
Prepaid expenses	(136,960)	115,477
Accounts payable - trade	(11,899)	19,269
Commissions and wages payable	(31,198)	29,083
Income taxes payable	(3,522)	5,778
Deferred income taxes	53,476	(30,764)
Net cash used in operating activities	(64,079)	(49,068)
Cash flows from investing activities:		
Purchase of property and equipment	(1,628)	(91,424)
Purchases of securities	(57,112)	(528,893)
Proceeds from sales of securities	142,880	902,160
Net cash provided by investing activities	84,140	281,843
Cash flows from financing activities:		
Payments on note payable	-	(3,043)
Stockholder receivable	37,823	(9,390)
Payments on shareholder loan	-	(200,000)
Net cash provided by (used in) financing activities:	37,823	(212,433)
Net change in cash	57,884	20,342
Cash - beginning of year	219,520	199,178
Cash - end of year	$ 277,404	$ 219,520

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies

Nature of operations

Lieblong & Associates, Inc. (the "Company"), is an introducing broker-dealer located in Arkansas, registered with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. The Company's principal sources of revenues are from commissions and investment banking activities.

Concentrations of credit risk - cash

At September 30, 2006, the Company had cash balances in excess of federally insured limits. However, the Company does not believe that it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Concentrations of credit risk - revenues

Approximately 16% of revenue for 2006 was from one customer.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Depreciation is determined by straight-line and accelerated methods. Estimated useful lives are as follows:

	Years
Furniture and equipment	5 - 7
Leasehold improvements	15 - 39

Depreciation expense was $6,482 in 2006 and $77,015 in 2005.

Income taxes

Income taxes are accounted for by using an asset and liability approach. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial and income tax basis of assets and liabilities. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

Statement of cash flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Non-cash investing activities during 2006 consisted of the surrender of non-marketable warrants for marketable securities. Cost of the warrants was $50,008.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies (continued)

Statement of cash flows (continued)

Cash payments for income taxes in 2006 totaled $18,058. There were no cash payments for income taxes in 2005.

Note 2: Net capital requirements

The Company is a member of the National Association of Securities Dealers, Inc. (NASD), and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (1500%), and that a minimum of $100,000 of net capital be maintained. At September 30, 2006, the Company's net capital was $525,378 and aggregate indebtedness was .24 to 1 (24%).

Note 3: Marketable securities

Cost and fair value of marketable securities at September 30, 2006, are as follows:

	Amortized Cost	Unrealized Gains	Fair Value
Available-for-sale:			
Equity securities	$ 197,465	$ 32,504	$ 229,969

Cost and fair value of marketable securities at September 30, 2005, are as follows:

Available-for-sale:			
Equity securities	$ 90,345	$ 5,669	$ 96,014

Note 4: Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 5: Other comprehensive income

The Company has adopted FASB statement No. 130, "Reporting Comprehensive Income," which requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

The Company had net unrealized gains on marketable securities of $32,504 at September 30, 2006 and $5,669 at September 30, 2005.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 6: Income taxes

Income tax expense (benefit) is composed of the following:

	2006	2005
Current expense:		
Federal	$ 9,696	$ 7,408
State	2,380	4,954
	12,076	12,362
Deferred income tax expense (benefit)	62,476	(30,017)
Income tax expense (benefit)	$ 74,552	$ (17,655)

The effective income tax rate is different from the expected statutory federal rate primarily because of the graduated tax rates, nondeductible expenses and state income taxes.

Deferred income taxes are composed of temporary differences related to timing differences of prepaid expenses. There was no valuation allowance at September 20, 2006 or 2005.

Note 7: Off-balance-sheet risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

Note 8: Operating leases

The Company leases office space under an operating lease. Minimum lease payments at September 30, 2006 are as follows:

2007	$ 51,769
2008	13,007
	$ 64,776

Rent expense was $99,810 for 2006 and $98,537 for 2005.

Note 9: Related party transactions

Included in travel, meals and entertainment is $480,000 for 2006 and $450,000 for 2005 in airplane charter expense paid to Lieblong Transport, Inc., which is related to the Company through common ownership. Included in commissions income for 2006 and 2005 are commissions received from Key Colony Fund, L.P. of approximately $485,000 and $550,000, respectively, which is related to the Company through common ownership.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 10: Employee benefit plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) Plan which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. During 2006 and 2005 the Company contributed $9,784 and $7,591, respectively, to the SIMPLE Plan.

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Lieblong & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lieblong & Associates, Inc., for the year ended September 30, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hudson, Cisne & Co. LLP

November 2, 2006

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Lieblong & Associates, Inc.

We have audited the financial statements of Lieblong & Associates, Inc., as of September 30, 2006, and for the fiscal year then ended, and have issued our report thereon dated November 2, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hudson, Cisne & Co. LLP

November 2, 2006

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2006

Net capital:		
Total stockholder's equity		$ 823,512
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		823,512
Less nonallowable assets and deductions:		
Property and equipment, less accumulated depreciation		97,223
Prepaid expenses and income taxes refundable		153,524
Net capital before haircuts on securities positions		572,765
Haircuts on securities		(47,387)
Net capital		$ 525,378
Aggregate indebtedness, total liabilities exclusive of liabilities subordinated to claims of general creditors		$ 126,395
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 8,431
Minimum net capital required		$ 100,000
Excess net capital ($525,378 - $100,000)		$ 425,378
Percentage of aggregate indebtedness to net capital	$ 126,395 / $ 525,378	24.1%

No material differences existed at September 30, 2006, therefore the Company was not required to include a reconciliation of net capital to the Form X-17A-5.